

April 20, 2012

Via E-mail
Bradley W. Denison
Executive Vice President and General Counsel
Access Plans, Inc.
900 36th Avenue N.W.
Suite 105
Norman, Oklahoma 73072

> **Re:** **Access Plans, Inc.**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed April 17, 2012**
> **File No. 0-30099**

Dear Mr. Denison:

We have reviewed your amended information statement and have the following comment.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Background of the Merger, page 16

1.   We note your response to comment 4 from our comment letter dated April 12, 2012, particularly your statement at the top of page 26 that the Affinity offer "represented the highest all cash offer per share." Please tell us, with specific references to each of the offers from the other potential buyers, how the board reached this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director